MEZZANINE GUARANTY OF RECOURSE OBLIGATIONS
(Pool 1)

THIS MEZZANINE GUARANTY OF RECOURSE OBLIGATIONS (this "Guaranty") is executed as of July 2, 2021, by **NEXPOINT STRATEGIC OPPORTUNITIES FUND**, a Delaware statutory trust ("NexPoint"), **HIGHLAND INCOME FUND**, a Massachusetts trust ("Highland Income"), and **HIGHLAND GLOBAL ALLOCATION FUND**, a Massachusetts trust ("Highland Global") (individually and collectively, "Guarantor"), for the benefit of **ACORE CAPITAL MORTGAGE, LP**, a Delaware limited partnership, in its capacity as Administrative Agent for and on behalf of the Lenders from time to time party to the Loan Agreement defined below (together with its successors and/or assigns, "Administrative Agent").

RECITALS:

WHEREAS, pursuant to that certain Mezzanine Loan Agreement (Pool 1) dated of even date herewith among the Borrowers from time to time party thereto (and as defined therein), the Lenders from time to time party thereto (and as defined therein), and Administrative Agent (as the same may be amended, the "Loan Agreement"), the Lenders have agreed to make a Loan to Borrowers on the terms and conditions described therein; capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement; and

WHEREAS, Lender is not willing to make the Loan to Borrower unless Guarantor executes and delivers this Guaranty.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor hereby agrees as follows:

1.   Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Administrative Agent (for the benefit of the Lenders) the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is fully and personally liable for the Guaranteed Obligations as a primary obligor as set forth herein. As used herein, the term "Guaranteed Obligations" means (a) the payment to Administrative Agent (for the benefit of the Lenders) of all of the Recourse Liabilities, and (b) upon the occurrence of a Springing Recourse Event, the payment to Administrative Agent (for the benefit of the Lenders) of the Debt. Notwithstanding anything to the contrary contained herein, (x) Guarantor shall have no liability under this Guaranty for Recourse Liabilities or Springing Recourse Events to the extent that Guarantor can prove that such Recourse Liabilities or Springing Recourse Events arose from acts or omissions caused by Administrative Agent or its Affiliates (i) in connection with the exercise of remedies under the Loan Documents (including, without limitation, a foreclosure on, or assignment in lieu of foreclosure of, the equity interests in Mortgage Borrower pursuant to the Loan Documents), or (ii) after completion of such foreclosure or assignment in lieu of foreclosure under the Loan Documents, (y) to the extent that Guarantor can prove that any given Recourse Liability relates solely to a given Property, only the Guarantor that owns a direct or indirect ownership interest in such Property as of the date hereof or as of any date after the date hereof shall be liable for the payment of such Recourse Liability, and (z) with respect to the occurrence of a Springing Recourse Event, the liability of each Guarantor hereunder shall be several (not joint) and limited to the amount of such Guarantor's Pro Rata Share (as defined below) of the aggregate liability of all Guarantors hereunder (if calculated without regard to any such pro rata limit). As used herein, the term "Pro Rata Share" shall mean, with respect to each Guarantor, a fraction (expressed as a percentage), where the numerator is the sum of all Allocated Loan Amounts applicable to each Property in which such Guarantor

owns a direct or indirect ownership interest as of any applicable date of determination, and the denominator is the sum of all Allocated Loan Amounts for all Properties as of such date of determination (provided, however, in the event that a direct or indirect interest in a Property or a direct or indirect ownership interest in Borrower has been Transferred in violation of the Loan Documents, Pro Rata Share shall be calculated without giving effect to such Transfer). <u>Schedule 2</u> attached hereto is a true and complete listing of all Properties owned by each Guarantor as of the date hereof.

2.   <u>Nature of Guaranty</u>. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and if Guarantor is a natural person, shall continue to be effective after Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and heirs).

3.   <u>Waivers</u>. Guarantor agrees and acknowledges that it has received copies of the Loan Documents, and hereby waives notice of (a) any loans or advances made by Lender to Borrower, (b) acceptance of this Guaranty, (c) any amendment or extension of the Loan Documents, (d) the execution and delivery by Borrower and Administrative Agent and/or Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Collateral, (e) the occurrence of any Default or Event of Default, (f) Administrative Agent's or any Lender's transfer or disposition of the Guaranteed Obligations, or any part thereof, to any Person acquiring all or any portion of (or any interest in) the Loan, (g) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (h) protest, proof of non-payment or default by Borrower, and (i) any other action at any time taken or omitted by Lender or Administrative Agent, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations, except such notices and demands expressly required in the Loan Documents. In addition Guarantor hereby expressly waives: (i) any right to revoke this Guaranty; (ii) any right to require Lender or Administrative Agent to do any of the following before Guarantor is obligated to pay or perform the Guaranteed Obligations or before Administrative Agent may proceed against Guarantor: (A) sue or exhaust remedies against Borrower or any other person liable for the Guaranteed Obligations or any portion thereof; (B) sue on an accrued right of action in respect of any of the Guaranteed Obligations or bring any other action, exercise any other right, or exhaust any other remedy; (C) enforce rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (D) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty; or (E) mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations; (iii) any right relating to the timing, manner or conduct of Administrative Agent's enforcement of rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (iv) if Guarantor and/or Borrower (or any other person) have each pledged assets to secure the Guaranteed Obligations, any right to require Lender or Administrative Agent to proceed first against collateral pledged by Borrower (or any other person) before proceeding against the collateral pledged by Guarantor; (v) promptness, diligence, notice of any default, notice of nonpayment or nonperformance, notice of acceleration or intent to accelerate, demand for payment or performance, acceptance or notice of acceptance of this Guaranty, presentment, notice of protest, notice of dishonor, notice of the incurring by Borrower of additional indebtedness, notice of any suit or other action by Administrative Agent against Borrower or any other person, any notice to any person liable for the obligation which is the subject of the suit or action, and all other notices and demands with respect to the Guaranteed Obligations and this Guaranty; and (vi) any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender or Administrative Agent), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise prior to satisfaction in full of Guarantor's

obligations hereunder (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

4. Payment of Expenses. In the event that Guarantor should fail to timely perform any provisions of this Guaranty, Guarantor shall, within ten (10) days of written demand by Administrative Agent, pay Administrative Agent all out-of-pocket costs and expenses (including court costs and reasonable attorneys' fees) actually incurred by Lender or Administrative Agent in the enforcement hereof or the preservation of Lender or Administrative Agent's rights hereunder, together with interest thereon at the Default Rate from the date of demand by Administrative Agent until the date of payment to Administrative Agent. Any amounts payable to Administrative Agent hereunder shall be due and payable on written demand and, if not paid within ten (10) days of such demand therefor, shall bear interest at the Default Rate from the date payment was due. This Section 4 shall survive the payment and performance of the Guaranteed Obligations.

5. Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender or Administrative Agent must rescind or restore any payment, or any part thereof, received by Lender or Administrative Agent in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender or Administrative Agent shall be without effect, Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor's obligations hereunder shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

6. No Discharge. Except as otherwise expressly provided in this Guaranty, Guarantor agrees that its obligations under this Guaranty shall not be released, diminished, or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following: (a) any modification, extension, or increase of all or any part of the Guaranteed Obligations or the Loan Documents; (b) any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender or Administrative Agent to Borrower or Guarantor; (c) the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations, or any dissolution of Borrower or Guarantor, or any payment by Borrower to Lender or Administrative Agent being held to constitute a preference under bankruptcy laws or for any reason Lender or Administrative Agent is required to refund such payment or pay such amount to Borrower or someone else pursuant to any applicable Federal or State bankruptcy or insolvency law relating to the bankruptcy or insolvency of Borrower or Guarantor; (d) any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor, or the reorganization, merger or consolidation of Borrower into or with any other corporation or entity; (e) the invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with or evidencing the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) the Borrower (or any other Person) has valid defenses (except the defense of payment or performance of the applicable Guaranteed Obligation), claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially reduced or uncollectible from Borrower (whether such right of offset, claim or defense

arises in connection with the Guaranteed Obligations, the transactions creating the Guaranteed Obligations or otherwise), (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason; (f) any full or partial release of the liability of Borrower for any part of the Guaranteed Obligations, or of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other Persons will be liable to pay or perform the Guaranteed Obligations, or that Lender or Administrative Agent will look to other Persons to pay or perform the Guaranteed Obligations; (g) the taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations; (h) any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations; (i) the failure of Lender or Administrative Agent or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure; or (j) any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

7.   Representations and Warranties. To induce Administrative Agent and Lender to enter into the Loan Documents, Guarantor represents and warrants to Administrative Agent and Lender as follows: (a) Guarantor has received, or will receive, direct or indirect benefit from the making of the Loan to Borrower; (b) Guarantor is familiar with the financial condition of the Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Guaranteed Obligations (however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty); (c) neither Administrative Agent nor any Lender or other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty; (d) as of the date hereof, giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is solvent, and has assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities) and debts, and has property and assets sufficient to satisfy and repay its obligations and liabilities; and (e) this Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by general principles of equity and bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights. All representations and warranties made by Guarantor herein shall survive the execution hereof.

8.   Financial Covenants; Reporting. Each Guarantor (respectively) shall at all times (a) maintain a Guarantor Net Worth (as defined on Schedule 1) of at least (i) with respect to NexPoint, FIFTY MILLION AND 00/100 DOLLARS ($50,000,000.00), (ii) with respect to Highland Income, ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00), and (iii) with respect to Highland Global TWENTY MILLION AND 00/100 DOLLARS ($20,000,000.00), and (b) own Liquid Assets (as defined on Schedule 1), in its own name, of at least (i) with respect to NexPoint, FIVE MILLION AND 00/100 DOLLARS ($5,000,000.00), (ii) with respect to Highland Income, TEN MILLION AND 00/100 DOLLARS ($10,000,000.00), and (iii) with respect to Highland Global TWO MILLION AND 00/100 DOLLARS ($2,000,000.00). Guarantor shall deliver to Administrative Agent: (i) within ninety (90) days after the end of each calendar year, a complete copy of Guarantor's annual financial statements certified by an officer of Guarantor (provided, however, audited statements shall be delivered to Administrative Agent within one hundred and twenty (120) days of Administrative Agent's request therefor during the existence of an Event of Default or at any other time up to two (2) times during the term of the Loan in the event that Administrative Agent reasonably determines that the financial statements delivered by Guarantor are incomplete, inconsistent, or inaccurate, and Guarantor has not corrected any such deficiencies within fifteen (15) days of written notice thereof from Administrative Agent); (ii) not later than June 30 and December 31 of each calendar year, a Guarantor Certificate (as defined below), with the "Financial Covenants Certification" section completed in full; (iii) within ten (10) Business Days after Administrative Agent's request (but not sooner than the date on which the same is actually filed), a copy of Guarantor's filed federal income tax return for the preceding year; (iv) within five (5) Business Days after the filing of Guarantor's federal tax return, a certificate from an Independent Accountant confirming that such income tax return was properly filed and attaching evidence that all tax obligations stated therein to be due have been paid; and (v) within thirty (30) days after request by Administrative Agent, such other financial information with respect to Guarantor as Administrative Agent may reasonably request. Guarantor shall deliver to Administrative Agent a Guarantor Certificate with each items delivered pursuant to the foregoing clauses. As used herein, "Guarantor Certificate" means a certificate in the form attached hereto as Exhibit A.

9.   Subordination of All Guarantor Claims. In the event of receivership, bankruptcy, reorganization, arrangement, debtor's relief, or other insolvency proceedings involving Guarantor as debtor, Administrative Agent and Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims (as defined below). Guarantor hereby assigns such dividends and payments to Administrative Agent. Should Administrative Agent receive, for application upon the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit upon the Guarantor Claims, then upon payment to Administrative Agent in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Administrative Agent to the extent that such payments to Administrative Agent on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Administrative Agent had not received dividends or payments upon the Guarantor Claims. As used herein, the term "Guarantor Claims" shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise (including, without limitation, all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor's payment of all or a portion of the Guaranteed Obligations). In the event that Guarantor should receive any payment which is prohibited by this Guaranty, Guarantor agrees to hold such payment in trust for Administrative Agent and promptly pay the same to Administrative Agent to the extent of any unpaid Guaranteed Obligations. Guarantor agrees that until the Debt is repaid in full and Guarantor's obligations hereunder have been paid and performed in full, any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the

Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Administrative Agent presently exist or are hereafter created or attached. Without the prior written consent of Administrative Agent, until the Debt is indefeasibly repaid in full and Guarantor's obligations hereunder have been indefeasibly paid and performed in full (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt), Guarantor shall not (a) exercise or enforce any creditor's right it may have against Borrower or (b) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

10. **GOVERNING LAW; VENUE.** **THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (OTHER THAN §§ 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), EXCEPT TO THE EXTENT THAT THE APPLICABILITY OF ANY OF SUCH LAWS MAY NOW OR HEREAFTER BE PREEMPTED BY FEDERAL LAW, IN WHICH CASE SUCH FEDERAL LAW SHALL SO GOVERN AND BE CONTROLLING. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:**

> **TUAN OLONA, LLP**
> **ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR**
> **NEW YORK, NEW YORK 10020**
> **ATTENTION: HAN-HSIEN TUAN**

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF LENDER OR ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE

PROCEED AGAINST GUARANTOR IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS GUARANTY.

11. **WAIVER OF RIGHT TO TRIAL BY JURY. GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER (BY THEIR ACCEPTANCE OF THIS GUARANTY) HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE SECURITY INSTRUMENT, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. THE PARTIES HERETO ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR.**

12. <u>Miscellaneous</u>. All notices, consents, approvals and requests required or permitted hereunder shall be given (and shall be deemed effective) in the manner described in Section 8.6 of the Loan Agreement, and Guarantor's address for such purposes shall be the address of Guarantor set forth on the signature page hereof. No failure to exercise, and no delay in exercising, on the part of Lender or Administrative Agent, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; <u>provided</u>, <u>however</u>, Guarantor may not assign any of its rights, powers, duties or obligations hereunder. This Guaranty embodies the entire agreement of Guarantor, Lender and Administrative Agent with respect to Guarantor's guaranty of the Guaranteed Obligations and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof. There are no oral agreements between Guarantor, Lender and Administrative Agent. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and all other provisions of this Guaranty shall remain in full force and effect. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced. If Guarantor consists of more than one Person, the obligations and liabilities of each such Person shall be joint and several, except to the extent expressly provided in this Guaranty. This Guaranty may be executed in counterparts.

13. <u>Intercreditor Agreement</u>. Guarantor hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mortgage Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mortgage Loan Administrative Agent, and that none of Guarantor, Borrower, or Mortgage Borrower shall be third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mortgage Loan Administrative Agent have no obligation to disclose to Guarantor the contents of any such intercreditor agreement. Guarantor's obligations hereunder are and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof. In the event Administrative Agent is required pursuant to the terms of any such intercreditor agreement to pay over any payment or distribution of assets, whether in cash, property or securities which is applied to the Guaranteed Obligations, including, without limitation, any proceeds of the Property or any other collateral for the Debt previously received by Administrative Agent on account of the Loan to the Mortgage Loan Administrative Agent, then any amount of the Guaranteed Obligations

so paid shall continue to be owing pursuant to this Guaranty and the other Loan Documents as part of the Debt notwithstanding the prior receipt of such payment by Administrative Agent.

[The Remainder of This Page is Intentionally Blank]

EXECUTED as of the day and year first above written.


GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust

By:_____

Name: Frank Waterhouse
Title: Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

NexPoint Strategic Opportunities Fund
2515 McKinney Ave, Suite 1100
Dallas, Texas 75201
Attention: Matt McGraner
Email: mmcgraner@nexpoint.com

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com


[Signatures continued on next page.]

GUARANTOR:

HIGHLAND INCOME FUND, a Massachusetts trust

By:

    Name: Frank Waterhouse
    Title: Principal Executive Officer,
    Principal Financial Officer, Principal
    Accounting Officer and Treasurer

HIGHLAND GLOBAL ALLOCATION FUND, a Massachusetts trust

By:

    Name: Frank Waterhouse
    Title: Principal Executive Officer,
    Principal Financial Officer, Principal
    Accounting Officer and Treasurer

Address for purposes of notice:

2515 McKinney Ave, Suite 1100
Dallas, Texas 75201
Attention: Matt McGraner
Email: mmcgraner@nexpoint.com

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com

For purposes hereof, the following terms shall have the following respective meanings:

"<u>Contingent Liabilities</u>" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person (but without duplication) (i) with respect to any debt or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Liability is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, (iii) under completion guaranties, or (iv) under hedge contracts, and shall include, without limitation: (a) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (b) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (c) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (A) to purchase, repurchase or otherwise acquire such obligation or any security therefore, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (B) to maintain the solvency of any balance sheet item, level of income or financial condition of another. The amount of any Contingent Liability shall be determined in accordance with GAAP. For the avoidance of doubt, "Contingent Liabilities" shall not include the obligations of a Person under a non-recourse carve-out ("bad acts") guaranty or an environmental indemnity agreement until the occurrence of an event that causes the obligations of such Person thereunder to be a liquidated sum (e.g., the entry of a judgment the amount of which is subject to such guaranty, the triggering of full or partial recourse upon the filing of a bankruptcy, etc.).

"<u>Guarantor Net Worth</u>" means, at any time: (i) the fair market value of the total assets of a Guarantor (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, deferred research and development costs, deferred marketing expenses, and other like intangibles) determined in accordance with GAAP, <u>minus</u> (ii) the total liabilities of such Guarantor (including, without limitation, such Guarantor's Contingent Liabilities that would be disclosed under GAAP, accrued and deferred income taxes, and any reserves against assets) determined in accordance with GAAP; <u>provided</u>, <u>however</u>, in no event shall Guarantor's Net Worth be calculated to include the value of any Property in which Guarantor has a direct or indirect ownership interest or the value of any retirement plan or account that is protected from creditors.

"<u>Liquid Assets</u>" shall mean the fair market value of unrestricted, unencumbered assets in the form of (i) cash, (ii) cash equivalents, (iii) certificates of deposit or time deposits with terms of six (6) months or less issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated "A-3" or higher, "A–" or higher or "A–" or higher according to Moody's, S&P or Fitch Ratings (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), respectively, (iv) investments in commercial paper, maturing not more than six (6) months after the date of acquisition, issued by a corporation (other than an Affiliate of Borrower or Guarantor) organized and in existence under the laws of the United States of America or any State thereof with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's, "A-1" (or higher) according to S&P or "A-1" (or higher) according to Fitch Ratings (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), (v) U.S.

treasury bills and other obligations of the United States of America, all with terms of six (6) months or less, and (vi) readily marketable securities (excluding "margin stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), restricted stock and stock subject to the provisions of Rule 144 of the Securities and Exchange Commission) listed and traded on a recognized stock exchange or traded over the counter and listed in the National Association of Securities Dealers Automatic Quotations.

SCHEDULE 2

GUARANTOR PROPERTIES

NexPoint: Properties owned by SAFStor Old Hickory, LLC, SAFStor Loring, LLC, SAFStor Old Spanish, LLC, SAFStor Jefferson, LLC, SAFStor Lake Underhill, LLC, SAFStor Bishop, LLC, SAFStor 7th, LLC, SAFStor General Washington, LLC

Highland Income: Properties owned by SAFStor Lee, LLC, SAFStor 8th, LLC, SAFStor Merritt, LLC, SAFStor Fitch, LLC, SAFStor Skyline, LLC, SAFStor Hope, LLC, SAFStor Brinton, LLC, SAFStor Williams, LLC, SAFStor Beech, LLC, SAFStor Perdido, LLC, SAFStor Chiquita, LLC, SAFStor Fort, LLC, SAFStor Chester, LLC, SAFStor Pines, LLC, SAFStor Lyons, LLC, SAFStor Plainfield, LLC

EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

Borrower Name:

Guarantor Name:

Loan No.:

Date:

       This Guarantor Certificate is being delivered in accordance with that certain Mezzanine Loan Agreement dated [_____], 2021 (the "Loan Agreement") among Borrower, the Lenders from time to time party thereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders ("Administrative Agent"), and that certain Guaranty of Recourse Obligations executed by the undersigned ("Guarantor") in favor of Administrative Agent in connection with the Loan (the "Guaranty"). Capitalized terms used in this Guarantor Certificate and not specifically defined herein have the meaning provided in the Loan Agreement or the Guaranty, as applicable. The undersigned [officer of] Guarantor, having personal knowledge of the matters set forth herein, hereby certifies [on behalf of Guarantor] the following to Administrative Agent and the Lenders:

       [___] **Delivery of Reports**: Enclosed herewith are the following documents being delivered pursuant to Section 8 of the Guaranty: [_____]. Guarantor hereby represents, warrants, and certifies that each such document is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

       [___] **Financial Covenants Certification**:

       (a)   The Guarantor Net Worth of Guarantor as of the end of the calendar quarter ending [_____] is: $[_____];

       (b)   Guarantor owns Liquid Assets as of the end of the calendar quarter ending [_____] in the amount of: $[_____];

       (c)   Guarantor **is/is not** in compliance with the requirements of Section 8 of the Guaranty as of date of this Guarantor Certificate;

       (d)   *[If applicable:* The following is a reasonably detailed description of the nature of each asset asserted by Guarantor as constituting a Liquid Asset for purposes of the above statements: [_____].

       (e)   The above information is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

BY SIGNING BELOW, the undersigned certifies that (i) all information provided in this Guarantor Certificate is true, complete, and correct in all material respects and does not omit any material fact that would make any such information false or misleading, and (ii) if applicable, the undersigned representative of Guarantor is duly authorized to sign this Guarantor Certificate on Guarantor's behalf.

Date: [_____]
Name: [_____]
Title: [_____]